Exhibit 99.1

First Quarter Report

2008

For the period ended March 31, 2008

Dated May 15, 2008

PreMD Inc.
Toronto Stock Exchange: PMD
American Stock Exchange: PME
www.premdinc.com

PreMD First Quarter 2008 Report

MESSAGE TO SHAREHOLDERS

PreMD Inc. is pleased to announce financial results for the first quarter of fiscal 2008 ended March 31, 2008 (“Q1 2008”).

During the first quarter of 2008, we continued to address the challenges PreMD has recently faced as an organization. Still, the fundamentals of our business remain strong. Throughout this quarter, we have acted decisively and methodically to improve our cost structure and focus our efforts. We are continuously exploring business opportunities with potential partners whereby the company's technology may be applied to new products and product line extensions outside of our traditional strategy. This includes, but is not limited to, opportunities with our skin cholesterol test globally, our cosmeceutical relationship, and in advancing our late stage clinical trials with our cancer detection platform.

These past months, I believe that we have kept the momentum needed to address the issues before us.  We continue to work towards resolving our situation with the US Food and Drug Administration (FDA) with respect to our appeal of the non-substantially equivalent (NSE) letter regarding our 510(k) submission. We have been in communication with the FDA to determine an appropriate process for resolution of the existing differences in opinion, including using the formal dispute resolution process. We continue to believe that our products, with new indications to broaden their use, will bring greater benefits to more patients, and we are pleased to share in this vision with our partner, AstraZeneca Pharmaceuticals LP, and medical colleagues, who continue to support us in our appeal initiatives.

Subsequent to the first quarter, we were pleased to have our PREPARE (PREVU* Predicts Atherosclerosis Risk and Events) data selected as a highlighted poster at the American Heart Association Conference on Arteriosclerosis, Thrombosis and Vascular Biology (ATVB) in Atlanta. Subsequently, an article based on the data was published in HealthDay, which I encourage you to view on our website at http://www.premdinc.com/news_mediacov.htm.

Another change subsequent to the quarter end is the appointment of Mr. Paul Davis as a new member of the board of directors at PreMD. Mr. Davis has held senior executive positions in both public and private companies and in investment banking, and has served on several boards of directors. We welcome Mr. Davis as a new addition to the PreMD team and look forward to working with him.

Financial Overview

The consolidated net loss for Q1 2008 was $1,683,000 or $(0.07) per share compared with a loss of $1,589,000 or $(0.07) per share for Q1 2007.  Total product sales were $9,000 for Q1 2008 compared with $18,000 for Q1 2007.   License revenue was $27,000 for Q1 2008, compared to nil for Q1 2007.

On March 12, 2008, the Company issued, by way of private placement, $1,435,000 senior unsecured debentures maturing on September 12, 2009 and 1,458,634 common share purchase warrants for gross proceeds of approximately $1,220,000.  Each common share purchase warrant expires in March 2013 and entitles the holder to acquire one common share at a price of $0.2759 per share.

PreMD First Quarter 2008 Report

I would like to extend my personal thanks to our shareholders, employees and Directors for their continuing support under difficult circumstances. PreMD’s growth and value creation strategy is based both on internal scientific development and on the continued pursuit of external prospects of collaboration agreements, partnerships and potential M&A opportunities. I am confident that our restructured operations and determination will allow us to achieve long-term growth.

Sincerely,

Brent Norton, MD, MBA
President and Chief Executive Officer

PreMD First Quarter 2008 Report

Management’s Discussion and Analysis of Financial Condition and Results of Operations

This report contains forward-looking statements.  Such statements are based on management’s current expectations and are subject to a number of factors and uncertainties that could cause actual results or outcomes to differ materially from those described in such forward-looking statements.  Investors should consider each of the following factors as well as other information in the Annual Report, the Annual Information Form and Form 20-F for the year ended December 31, 2007 in evaluating PreMD’s business and its prospects.  These documents are available on SEDAR at www.sedar.com and/or on EDGAR at www.edgar-online.com.

Unless otherwise noted, all dollars referenced herein are in Canadian dollars.

Vision

PreMD Inc. (“PreMD” or the “Company”) is a predictive medicine company dedicated to improving health outcomes with non- or minimally-invasive tools for the early detection of life-threatening diseases, particularly cardiovascular disease and cancer.

Corporate Overview

PreMD’s products are designed to identify those patients at risk for disease.  With early detection, cardiovascular disease and cancer can be more effectively treated, or perhaps even prevented altogether.  PreMD is developing easy-to-use, accurate and cost-effective tests designed for use right at the point-of-care, in the doctor’s office, at the pharmacy, for insurance testing, and, eventually, as a home use test.

Our product development pipeline includes:

Coronary Artery Disease Risk Assessment:
•	PREVU* Point of Care (“POC”) Skin Cholesterol Test (limited clearance for sale in the U.S. (CLIA-exempt), and Canada and has a CE-mark for European countries)
•	PREVU* LT Skin Cholesterol Test, a lab-processed format (cleared for sale in Canada and has a CE-mark for Europe.)
•	PREVU* PT Skin Cholesterol Test, a consumer-oriented format (in development)

Cancer Screening Tests (in development):
•	ColorectAlert™
•	LungAlert™
•	Breast cancer test

Significant Accounting Policies

The accompanying unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied for interim financial information and follow the same accounting policies and methods used in the preparation of the most recent annual audited consolidated financial statements.  The interim consolidated financial statements do not include all disclosures required for annual consolidated financial statements and should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto for the fiscal year ended December 31, 2007.  Where appropriate, these interim consolidated financial statements include estimates based on management’s judgment.

PreMD First Quarter 2008 Report

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Changes in accounting policies
Effective January 1, 2008, the Company adopted the Canadian Institute of Chartered Accountants’ [“CICA”] Handbook Section 1535, “Capital Disclosures”, Section 3862, “Financial Instruments - Disclosures, and Section 3863 Financial Instruments - Presentation”. These new Handbook Sections are effective for interim and annual financial statements for fiscal years beginning on or after October 1, 2007.

Also, effective January 1, 2008, the Company adopted Section 3031, “Inventories” and Section 1400, “General Standards of Financial Statement Presentation”.  These Handbook Sections are effective for interim and annual financial statements for fiscal years beginning on or after January 1, 2008.

a)	Capital disclosures and financial instruments - presentation and disclosure
Section 1535 establishes guidelines for disclosure of both qualitative and quantitative information regarding a company’s objectives, policies and processes for managing capital.  The new standard relates to disclosure only and did not impact the financial results of the Company.   See note 8.

Sections 3862 and 3863 replace Section 3861, “Financial Instruments - Disclosure and Presentation”, revise and enhance the disclosure requirements, and carry forward unchanged its presentation requirements.   These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the Company manages those risks.  These new standards related to disclosure only and did not impact the financial results of the Company.  See notes 3, 4 and 9.

b)
Section 3031, which replaces Section 3030, requires inventories to be measured at the lower of cost and net realizable value and provides guidance on the determination of cost.  The adoption of this standard had no impact on the current or previous operating results of the Company.

Raw materials are valued at the lower of cost and replacement cost.  Inventory of finished good is valued at the lower of cost and net realizable value, determined on a first-in, first-out basis.   Net realizable value represents the estimated selling price for inventories less all estimated costs of completion and costs necessary to make the sale.

PreMD First Quarter 2008 Report

Management’s Discussion and Analysis of Financial Condition and Results of Operations

c)	Section 1400 was amended to include requirements for management to assess and disclose an entity’s ability to continue as a going concern. The Company has included information in Note 1 as required.

Except for as noted above, the accounting policies and methods followed in the preparation of these unaudited interim consolidated financial statements are the same as those used in the audited financial statements for the year ended December 31, 2007.

Management’s Report on Internal Control and Financial Reporting

As part of the Form 52-109 certification, the Chief Executive Officer and Chief Financial Officer must also certify that they are responsible for establishing and maintaining internal control over financial reporting and have designed such internal control over financial reporting (or caused such internal control over financial reporting to be designed under their supervision).  The Company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions of the Company’s assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that the Company’s receipts and expenditures are being made only in accordance with authorizations of the Company’s management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the Company’s financial statements.

The Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as of March 31, 2008, the Company has designed such internal control over financial reporting (as defined in Multilateral Instrument 52-109) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.  The Company is satisfied with the design effectiveness of its internal controls over financial reporting.

Management identified the following deficiencies in its control environment based on the criteria established in the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework:

•
Segregation of duties is a basic, key element of internal control and one of the most difficult to achieve relative to the limited resources for companies the size of or at the stage of development such as PreMD.  This control is used to ensure that errors or irregularities are prevented or detected on a timely basis by employees in the normal course of business.

•
Due to limited resources and number of staff, it is not feasible for the Company to achieve complete segregation of duties among its staff.  This creates a risk that inaccurate recording of amounts could be made and not corrected on a timely basis.  The result is that the Company is highly reliant on the performance of mitigating procedures and management oversight during its financial close process in order to ensure the financial statements present fairly in all material respects.

PreMD First Quarter 2008 Report

Management’s Discussion and Analysis of Financial Condition and Results of Operations

•
Further, due to limited resources and number of staff, the Company does not have the optimum complement of personnel with all of the technical accounting and tax knowledge to address all complex and non-routine transactions that may arise, necessitating the hiring of external accounting firms and consultants to assist in advising on the completion of such transactions.

Changes in internal controls over financial reporting

There were no changes in the Company’s internal controls over financial reporting that occurred during the three months ended March 31, 2008 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Operating Results

Net Loss
The consolidated net loss for the three months ended March 31, 2008 (Q1 2008) was $1,683,000 or $(0.07) per share compared with a loss of $1,589,000 or $(0.07) per share for the quarter ended March 31, 2007 (Q1 2007).  The increase was almost entirely attributable to unrealized foreign exchange losses on the revaluation of the convertible debentures and an increase in imputed interest on long-term debt.

Revenue
Total product sales were $9,000 for Q1 2008 compared with $18,000 for Q1 2007.  License revenue was $27,000 for Q1 2008, compared to nil for Q1 2007.  Product sales reflect direct sales to customers, following the termination of the license agreement on December 28, 2006 with McNeil Consumer Healthcare (“McNeil”).  The license revenue in 2008 consisted of the upfront cash payment received in accordance with the licensing agreement with AstraZeneca Pharmaceuticals LP (“AstraZeneca”) which was deferred and recognized into income on a straight-line basis over five years.

Research and Development
The Company’s research and development efforts during Q1 2008 focused primarily on managing the cancer clinical trial programme and on validating the manufacturing process for the new cordless reader.  In addition, on January 15, 2008 the Company received a non-substantially equivalent (“NSE”) letter from the United States Food and Drug Administration (the “FDA”) regarding the 510(K) submission for an expanded regulatory claim for its PREVU *POC skin cholesterol test.   On April 10, 2008, the FDA denied the Company’s appeal but the Company is continuing to explore several avenues to obtain FDA clearance for this product.  Research and development expenditures for the quarter decreased by $98,000 to $543,000 from $641,000 in Q1 2007.  The Company expects research and development expenses to remain at these lower levels for the remainder of fiscal 2008.

PreMD First Quarter 2008 Report

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The variance for the period reflects:
•	a decrease of $23,000 in spending on clinical trials for skin cholesterol;
•	a decrease of $40,000 on product development related to manufacturing validation for the new cordless reader, as this project nears completion;
•	an increase of $49,000 in legal fees on intellectual property;
•	a decrease of $38,000 in salaries and benefits for research personnel due to reduction in staff;
•	an increase in recovery of research costs of $33,000 related to a special contract to develop a test for use in the cosmetics industry; and
•	minor changes in other development costs during the period.

General and Administration
General and administration expenses amounted to $444,000 for Q1 2008 compared with $641,000 in Q1 2007, a decrease of $197,000.  The decrease for the quarter reflects:
•
an increase in stock-based compensation, a non-cash expense, of $18,000 resulting from payment of directors fees in stock options in lieu of cash.  This is offset by a reduction in directors fees of $33,000;

•	a decrease of $91,000 in professional fees for legal, audit and human resources; the 2007 amount includes expenses of a business development consultant;
•	a decrease of $22,000 in salaries and benefits for administrative personnel due to reductions in staff;
•	a reduction in annual report costs of $30,000 due to a significant reduction in the number of copies printed; and
•	minor changes in other general and administration costs during the period.

Interest on Long-Term Debt
Interest on convertible debentures (issued on August 30, 2005) amounted to $165,000 in Q1 2008 compared with $164,000 in Q1 2007.  The debentures bear interest at an annual rate of 7%, payable quarterly in either cash or stock.  The amount accrued for Q1 2008 was subsequently paid in common shares, whereas the amount for Q1 2007 was paid partly in shares ($134,000) and partly in cash.  Imputed interest of $275,000 and $248,000 in Q1 2008 and 2007 respectively, represents the expense related to the accretion of the liability component at an effective interest rate of approximately 15%.

Interest on senior unsecured debentures, issued on March 12, 2008, amounted to $7,000 for Q1 2008.  Imputed interest on the debentures amounted to $15,000 in Q1 2008.

Amortization
Amortization expenses for capital assets and intangible assets for Q1 2008 amounted to $22,000 compared with $41,000 for Q1 2007.

PreMD First Quarter 2008 Report

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Loss (gain) on Foreign Exchange
The loss on foreign exchange was $281,000 for Q1 2008, compared with a gain of $84,000 for Q1 2007.  The major contributing factor for the change was the impact of foreign exchange rates on the convertible debentures which are repayable in US dollars.

Recoveries and Other Income
Interest income amounted to $10,000 for Q1 2008 compared with $27,000 for Q1 2007 as a result of lower cash balances and lower interest rates.  Refundable scientific investment tax credits (“ITCs”) accrued for Q1 2008 amounted to $25,000 versus $22,000 for Q1 2007.

Other
Prepaid expenses and other receivables at March 31, 2008 amounted to $976,000 compared with $759,000 at December 31, 2007.  Included in the 2008 amount is a $917,000 deposit with the Company’s contract manufacturers on future production of inventory, an increase of $202,000 from December 31, 2007.

Investment tax credits receivable (“ITCs”) reduced by $175,000 during Q1 2008 as a result of receiving $200,000 which related to the year ended December 31, 2006 as well as accruing $25,000 ITCs for Q1 2008.

Debentures amounted to $408,000 at March 31, 2008 compared to nil in 2007 and represents the liability component (plus accrued interest) of the senior unsecured debentures issued on March 12, 2008. (see note 3 to the interim financial statements)

Contractual Obligations

As at March 31, 2008, PreMD had certain contractual obligations and commitments related to ongoing clinical trials and operating leases as follows:

	Total	Less than 1 Year	1 - 2 Years	2 - 5 Years
Clinical Trials	$90,000	$90,000	Nil	Nil
Operating Leases	123,000	123,000	Nil	Nil
Total	$213,000	$213,000	Nil	Nil

Certain other obligations, totaling up to $225,000, are only payable upon the achievement of specific events.

The balance outstanding of $7,712,000 (US $7,780,000) for the convertible debentures in the amounts that were issued on August 30, 2005 is payable in U.S. dollars and is due in August 2009.  The balance outstanding of $1,226,000 (including accrued interest) for the debentures issued on March 12, 2008 is payable in Canadian dollars and is due in September 2009.

PreMD First Quarter 2008 Report

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

As at March 31, 2008, PreMD had cash, cash equivalents and short-term investments totaling $1,391,000 ($1,190,000 as at December 31, 2007).  We invest our funds in short-term financial instruments and marketable securities.  Cash used to fund operating activities during Q1 2008 amounted to $940,000 compared with $2,178,000 in Q1 2007.  The increase in cash used in Q1 2007 resulted from payment of 2006 accounts payable and accrued liabilities.

The Company is currently directly selling PREVU* in certain markets and is pursuing several additional opportunities to maximize the commercial potential of these tests, including licensing the marketing rights to other multinational healthcare companies and negotiating distribution agreements in specific territories.

On July 13, 2007, the Company signed an agreement with AstraZeneca to market and distribute the Company’s skin cholesterol test in the United States.  Under the financial terms of the agreement, the Company received an upfront payment of $533,000 (US$500,000) and is entitled to receive a series of additional payments of up to US $6.0 million upon attainment of various development and revenue targets.  In addition, the Company will receive royalties of 20% on AstraZeneca’s sale of the products, escalating to 25% on sales in excess of US $30 million per year.  The agreement does not provide for a fixed termination date.  The Company does not expect to sell any product to AstraZeneca until the Company receives FDA clearance for the PREVU*POC test.

On March 12, 2008, the Company issued, by way of private placement, $1,435,294 senior unsecured debentures maturing on September 12, 2009 and 5,072,395 common share purchase warrants for gross proceeds of approximately $1,220,000.  Each common share purchase warrant expires in March 2013 and entitles the holder to acquire one common share at a price of $0.2759 per share.  Of the total amount of the financing, $358,798 was recorded as a liability and $767,485 was recorded as warrants.

To date, we have financed our activities through product sales, license revenues, the issuance of shares and convertible debentures and the recovery of provincial ITCs.  The Company reported a loss of $1,683,000 for the three months ended March 31, 2008, has a shareholders’ deficiency of $5,055,000 as at March 31, 2008 and has experienced significant operating losses and cash outflows from operations since its inception.  The Company has operating and liquidity concerns due to its significant net losses and negative cash flows from operations.

The Company’s ability to continue as a going-concern is uncertain and is dependent upon its ability to raise additional capital to successfully complete its research and development programs, commercialize its technologies, obtain regulatory approvals for its products and ultimately, generate profitable operations and positive operating cash flows.  As mentioned previously, the FDA has denied clearance of the Company’s 510(k) submission for an expanded regulatory claim for its PREVU* skin cholesterol test.  The Company continues to explore several avenues to obtain FDA clearance for this product, a process that could include a formal request for scientific dispute resolution.  It is not possible at this time to predict the outcome of these matters.  It will be necessary for the Company to raise additional funds for the continuing development and marketing of its technologies.  These consolidated financial statements do not include any adjustments and classifications to the carrying values of assets and liabilities that may be required should the Company be unable to continue as a going concern.

PreMD First Quarter 2008 Report

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Quarterly Financial Information

The following is a summary of unaudited quarterly financial information for each of the last eight quarters.

	2008	2007				2006
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Product sales	$8,700	$7,700	$7,150	$8,250	$18,084	nil	$1,381	$5,015
License revenue	26,670	26,670	26,670	nil	nil	2,555,157	576,995	79,624
Investment tax credits	25,000	38,000	54,000	26,000	22,000	25,000	45,000	70,000
Interest income	10,320	21,365	31,531	37,105	27,124	52,391	56,049	70,394
Net loss	(1,682,729)	(1,750,121)	(1,635,133)	(1,341,363)	(1,589,195)	(339,602)	(1,120,175)	(2,115,432)
Net loss per share(1): - basic and diluted	$(0.07)	$(0.07)	$(0.07)	$(0.05)	$(0.07)	$(0.01)	$(0.05)	$(0.10)
Note:
(1)
Net loss per share has been calculated on the basis of net loss for the period divided by the weighted average number of common shares outstanding during the period.  The weighted average number of common shares outstanding for the three  months ended March 31, 2008 was 25,320,049 (March 31, 2007: 22,044,772).

Outstanding Share Data

As of the date hereof, PreMD has an aggregate of 26,121,237 common shares outstanding.

Controls and Procedures

Management has evaluated whether there were changes in the Company’s internal controls over financial reporting during the most recent interim period ended March 31, 2008 that have materially affected or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.  No material changes were identified.

PreMD First Quarter 2008 Report

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Factors That Could Affect Future Results

The forward-looking statements contained in this report are based on management’s current expectations and are subject to a number of factors and uncertainties that could cause actual results or outcomes to differ materially from those described in such forward-looking statements. Investors should carefully consider the risks and uncertainties described below. This list of risks and uncertainties below is not exhaustive. Furthermore, additional risks and uncertainties not presently known to PreMD or that PreMD believes to be immaterial may also adversely affect PreMD’s business.

Prospects for companies in the biotechnology industry generally may be regarded as uncertain given the nature of the industry and the significant degree or risk involved in research, development and marketing. Accordingly, investments in biotechnology companies should be regarded as speculative.

Interest Rate and Foreign Exchange Risk
PreMD is exposed to market risk related to changes in interest and foreign currency exchange rates, each of which could adversely affect the value of our current assets and liabilities. Our cash is invested in short-term, high-grade securities with varying maturities. Since PreMD’s intention is to hold these securities to maturity, adverse changes in interest rates would not have a material effect on PreMD’s results of operations. PreMD also makes commitments with foreign suppliers for clinical trials and other services. Adverse changes in foreign exchange rates could increase the costs of these services. Changes in foreign exchange rates could also affect our ability to repay the convertible debentures since they are payable in U.S. dollars upon maturity in August 2009.

Volatility of Trading Market for PreMD’s Common Shares
The volatility of PreMD’s share price may affect the trading market for PreMD’s common shares. There can be no assurance that an active trading market for the common shares will be sustained. Our share price could fluctuate significantly in the future for a number of reasons, including, among others, future announcements concerning PreMD, quarterly variations in operating results, the introduction of competitive products, reports of results of clinical trials, regulatory developments, and intellectual property developments.

In addition, the market for shares of biotechnology and life science companies, in particular, have experienced extreme price and volume fluctuations in recent years that may be unrelated to the operating performance or prospects of the affected companies. These broad market fluctuations may affect the market price of PreMD’s common shares.

Stock exchange listing
On April 24, 2007, the Company was notified by the American Stock Exchange (“AMEX”) that is was below certain of the AMEX’s continued listing standards relating to minimum levels of shareholders’ equity.  On June 15, 2007, the AMEX accepted the Company’s plan to regain compliance and continued the listing of the Company’s shares pursuant to an extension ending on October 24, 2008.  Failure to make progress consistent with the plan or to regain compliance with the continued listing standards by the end of the extension period could result in the Company being delisted from AMEX.  Subsequent to the year end, on February 7, 2008, the Company provided an amended plan to the AMEX to reflect current conditions.

PreMD First Quarter 2008 Report

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Other Risks
Additionally, as a company in the early stages of commercialization, there are several risks related to operations, technology access and acceptance, and product performance that have the potential to materially adversely affect PreMD’s long-term prospects.  While management is optimistic about PreMD’s future, the following risks and uncertainties, without limitation, should be considered in evaluating the Company:
•	PreMD has no experience in marketing products. If we cannot successfully market and cause acceptance of our products, we will be unable to execute PreMD’s business plan;
•
If PreMD is unable to generate significant revenue and become profitable in the near future, our business will fail. On July 13, 2007, the Company signed an agreement with AstraZeneca for the marketing and distribution of its Skin Cholesterol Tests in the U.S.

•	If PreMD is unable to obtain regulatory clearance for its products it will limit its ability to successfully market its products.
•	If we cannot obtain additional financing required to support business growth, we will be unable to fund PreMD’s continuing operations in the future;
•
We may need to generate cash to pay interest and principal on the convertible debentures and senior unsecured debentures when they mature in 2009.  Any conversion of the debentures, exercise of the warrants, or issuance of common shares to pay interest, when permitted, would dilute the interests of our current shareholders;

•
PreMD’s success depends in part on obtaining and maintaining meaningful patent protection on our products and technologies. The protection offered by our patents and patent applications may be challenged, invalidated or circumvented by our competitors, and there is no guarantee that we will be able to obtain or maintain patent protection for our products or product candidates. In addition, our petition to reinstate two of our U.S. patents was denied by the U.S. PTO and, accordingly, we could face additional competition from companies seeking to exploit the intellectual property that was previously covered by these patents;

•
We rely on third parties to manufacture some of our products and any delays, volume constraints or mistakes on the part of such manufacturers could result in cancelled orders and a loss of revenue for PreMD;

•	PreMD faces potential risks of product liability, which may divert funding from ongoing operations and harm operating results;
•	If we are unable to acquire future technology necessary for our products, PreMD may be unable to commercialize new products;
•	The loss of any key employee could impair our ability to execute PreMD’s business plan;

PreMD First Quarter 2008 Report

Management’s Discussion and Analysis of Financial Condition and Results of Operations

•	Intense competition may harm PreMD’s ability to license and develop products;
•	Any inability by PreMD to develop products and comply with government regulations may hinder or prevent the development and sale of PreMD’s products;
•	Rising healthcare costs could impair PreMD’s ability to commercialize its products; and
•	We do not anticipate paying dividends on our common shares, which may affect investors who require a certain amount of liquidity on their investment.

A detailed discussion of risks and uncertainties is contained in our Annual Information Form for the fiscal year ended December 31, 2007, which is filed with the Ontario Securities Commission (“OSC”) and available at www.sedar.com, and in PreMD’s reports and documents filed from time to time with the U.S. Securities and Exchange Commission (“SEC”), available at www.sec.gov.  Except as required by law, PreMD is not under any obligation, and expressly disclaims any obligation, to update forward-looking statements. You should carefully consider the factors set forth in this or other reports or documents that PreMD files with the OSC and the SEC.

Dated May 15, 2008

PreMD First Quarter 2008 Report

PreMD Inc.
Incorporated under the laws of Canada

CONSOLIDATED BALANCE SHEETS
[In Canadian dollars]
(See note 1 - Nature of Operations and Going Concern Uncertainty)

Unaudited

	As at	As at
	March 31,	December 31,
	2008	2007
	$	$

ASSETS
Current
Cash and cash equivalents	928,824	282,200
Short-term investments	462,396	907,768
Accounts receivable	43,958	8,292
Inventory	50,606	61,177
Prepaid expenses and other receivables	975,702	758,715
Investment tax credits receivable	165,000	340,000
Total current assets	2,626,486	2,358,152

Capital assets, net of accumulated amortization of $274,531 (2007 - $267,458)	95,954	93,867
Intangible assets, net of accumulated amortization of $1,006,762 (2007 - $991,473)	290,494	305,783
	3,012,934	2,757,802

LIABILITIES AND SHAREHOLDERS' DEFICIENCY
Current
Accounts payable	368,718	305,333
Accrued liabilities	662,250	765,312
Current portion of deferred revenue	106,680	106,680
Total current liabilities	1,137,648	1,177,325

Long-term debt
Debentures [notes 3 and 10]	408,190	-
Convertible debentures [note 4]	6,175,511	5,626,987
	6,583,701	5,626,987
Deferred revenue	346,710	373,380
Total liabilities	8,068,059	7,177,692

Shareholders' deficiency
Capital stock [note 6]	29,287,873	29,120,655
Contributed surplus [note 6]	3,211,718	3,098,928
Equity component of convertible debentures [note 4]	2,239,385	2,239,385
Warrants [notes 3and 4]	2,324,782	1,557,296
Deficit	(42,118,883)	(40,436,154)
Total shareholders' deficiency	(5,055,125)	(4,419,890)
	3,012,934	2,757,802

See accompanying notes

PreMD First Quarter 2008 Report

PreMD Inc.

CONSOLIDATED STATEMENTS OF LOSS, COMPREHENSIVE LOSS AND DEFICIT
[In Canadian dollars]

Unaudited

	Three months ended March 31

	2008	2007
	$	$

REVENUE
Product sales	8,700	18,084
License revenue	26,670	-
	35,370	18,084
Cost of product sales	941	4,846
Gross Profit	34,429	13,238

EXPENSES
Research and development	542,875	640,837
General and administration	444,011	640,964
Interest on long-term debt	171,728	163,583
Imputed interest on long-term debt	290,279	248,346
Amortization	22,363	41,380
Loss (gain) on foreign exchange	281,222	(83,553)
	1,752,478	1,651,557

RECOVERIES AND OTHER INCOME
Investment tax credits	25,000	22,000
Interest	10,320	27,124
	35,320	49,124
Net loss and comprehensive loss for the period	(1,682,729)	(1,589,195)

Deficit, beginning of period	(40,436,154)	(34,162,342)
Adjustment to opening deficit	-	42,000
Deficit, end of period	(42,118,883)	(35,709,537)

Basic and diluted loss per share	$(0.07)	$(0.07)

Weighted average number of common shares outstanding	25,320,049	22,044,772

See accompanying notes

PreMD First Quarter 2008 Report

PreMD Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS
[In Canadian dollars]

Unaudited

	Three months ended March 31,

	2008	2007
	$	$

OPERATING ACTIVITIES
Net loss and comprehensive loss for the period	(1,682,729)	(1,589,195)
Add items not involving cash
Amortization	22,363	41,380
Stock-based compensation costs included in:
Research and development expense	37,775	32,097
General and administration expense	75,015	57,293
Imputed interest on long-term debt	290,279	248,346
Accrued interest on debenture	6,779	-
Interest on convertible debentures paid in common shares	167,218	136,944
Loss (gain) on foreign exchange	281,222	(83,553)
Net change in non-cash working capital balances related to operations [note 7]	(111,451)	(1,021,467)
Decrease in deferred revenue	(26,670)	-
Cash used in operating activities	(940,199)	(2,178,155)

INVESTING ACTIVITIES
Short-term investments	445,372	1,817,691
Proceeds from sale of capital assets	-	873
Purchase of capital assets	(9,161)	(1,749)
Cash provided by investing activities	436,211	1,816,815

FINANCING ACTIVITIES
Issuance of debentures, net of issue costs	1,153,512	-
Issuance of capital stock, net of issue costs	-	3,779,721
Cash provided by financing activities	1,153,512	3,779,721
Effect of exchange rate changes on cash and cash equivalents	(2,900)	2,776
Net increase in cash and cash equivalents during the period	646,624	3,421,157
Cash and cash equivalents, beginning of period	282,200	112,577
Cash and cash equivalents, end of period	928,824	3,533,734

Represented by:
Cash	80,248	133,732
Cash equivalents	848,576	3,400,002
	928,824	3,533,734

Supplemental cash flow information
Cash paid during the period for interest	1,503	29,615

See accompanying notes

PreMD First Quarter 2008 Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[In Canadian dollars unless otherwise noted]

March 31, 2008
Unaudited

1.	NATURE OF OPERATIONS AND GOING CONCERN UNCERTAINTY
PreMD Inc [the “Company”] operates in a single business segment and is a predictive medicine company dedicated to improving health outcomes with non-invasive or minimally-invasive tools for the early detection of life-threatening diseases, particularly cardiovascular disease and cancer.  The Company develops easy-to-use, accurate and cost-effective tests designed for use in a point-of-care setting, in a laboratory, in the life insurance industry, and eventually, at home and licenses the global marketing rights to third parties.

The Company currently owns patents for a test to measure skin cholesterol and has in-licensed the technologies for tests to detect the presence of a cancer-specific marker intended for use in colorectal, lung and breast cancer.  In addition, the Company has patents and patents pending for color measurement in biological reactions.

The Company’s consolidated financial statements have been prepared on a going-concern basis which presumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. The Company reported a loss of $1,682,729 for the three months ended March 31, 2008, has a shareholders’ deficiency of $5,055,125 as at March 31, 2008 and has experienced significant operating losses and cash outflows from operations since its inception. The Company has operating and liquidity concerns due to its significant net losses and negative cash flows from operations.

The Company’s ability to continue as a going-concern is uncertain and is dependent upon its ability to raise additional capital to successfully complete its research and development programs, commercialize its technologies, obtain regulatory approvals for its products and ultimately, generate profitable operations and positive operating cash flows.  It is not possible at this time to predict the outcome of these matters. It will be necessary for the Company to raise additional funds for the continuing development and marketing of its technologies. These consolidated financial statements do not include any adjustments and classifications to the carrying values of assets and liabilities that may be required should the Company be unable to continue as a going concern.

On April 24, 2007, the Company was notified by the American Stock Exchange (“AMEX”) that it was below certain of the AMEX’s continued listing standards relating to minimum levels of shareholders’ equity.  On June 15, 2007, the AMEX accepted the Company’s plan to regain compliance and continued the listing of the Company’s shares pursuant to an extension ending on October 24, 2008.  Failure to make progress consistent with the plan or to regain compliance with the continued listing standards by the end of the extension period could result in the Company being delisted from AMEX.  On February 7, 2008, the Company provided an amended plan to the AMEX to reflect current conditions.

On January 15, 2008, the Company received a non-substantially equivalent (“NSE”) letter from the U.S. Food and Drug Administration (the “FDA”) regarding the 510(k) submission for an expanded regulatory claim on its point-of-care (“POC”) skin cholesterol test.  On April 10, 2008, the FDA denied the Company’s appeal but the Company is exploring several avenues to obtain FDA clearance, a process that could include a formal request for scientific dispute resolution.

On March 12, 2008, the Company issued by way of private placement, $1,435,000 senior unsecured debentures maturing on September 12, 2009 and 5,072,395 common share purchase warrants for gross proceeds of $1,220,000.  Each common share purchase warrant expires in March 2013 and entitles the holder to acquire one common share at a price of $0.2759 per share. (note 3)

PreMD First Quarter 2008 Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SIGNIFICANT ACCOUNTING POLICIES
The accompanying unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied for interim financial information and follow the same accounting policies and methods used in the preparation of the most recent annual audited consolidated financial statements.  The interim consolidated financial statements do not include all disclosures required for annual consolidated financial statements and should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto for the fiscal year ended December 31, 2007.  Where appropriate, these interim consolidated financial statements include estimates based on management’s judgment.

Changes in accounting policies
Effective January 1, 2008, the Company adopted the Canadian Institute of Chartered Accountants’ [“CICA”] Handbook Section 1535, “Capital Disclosures”, Section 3862, “Financial Instruments - Disclosures and Section 3863 Financial Instruments - Presentation”.. These new Handbook Sections are effective for interim and annual financial statements for fiscal years beginning on or after October 1, 2007.

Also, effective January 1, 2008, the Company adopted Section 3031, “Inventories” and Section 1400, “General Standards of Financial Statement Presentation”.  These Handbook Sections are effective for interim and annual financial statements for fiscal years beginning on or after January 1, 2008.

a)	Capital disclosures and financial instruments - presentation and disclosure
Section 1535 establishes guidelines for disclosure of both qualitative and quantitative information regarding a company’s objectives, policies and processes for managing capital.  The new standard relates to disclosure only and did not impact the financial results of the Company.   See note 8.

Sections 3862 and 3863 replace Section 3861, “Financial Instruments - Disclosure and Presentation”, revise and enhance the disclosure requirements, and carry forward unchanged its presentation requirements.   These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the Company manages those risks.  These new standards related to disclosure only and did not impact the financial results of the Company.  See notes 3, 4 and 9.

b)
Section 3031, which replaces Section 3030, requires inventories to be measured at the lower of cost and net realizable value and provides guidance on the determination of cost.  The adoption of this standard had no impact on the current or previous operating results of the Company.

Raw materials are valued at the lower of cost and replacement cost.  Inventory of finished good is valued at the lower of cost and net realizable value, determined on a first-in, first-out basis.   Net realizable value represents the estimated selling price for inventories less all estimated costs of completion and costs necessary to make the sale.

c)	Section 1400 was amended to include requirements for management to assess and disclose an entity’s ability to continue as a going concern. The Company has included information in Note 1 as required.

New pronouncements
a)	Goodwill and intangible assets
The CICA issued the new accounting standard Section 3064, “Goodwill and Intangible Assets”, which will replace Section 3062, “Goodwill and Other Intangible Assets”.  This new standard will be effective for fiscal years beginning on or after October 1, 2008 and the Company will adopt it on January 1, 2009.  The objective of the changes is to reinforce a principle-based approach to the recognition of costs as assets and to clarify the application of the concept of matching revenue and expenses.

PreMD First Quarter 2008 Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

b)	International financial reporting standards (“IFRS”)
The Canadian Accounting Standards Board (“AcSB”) has confirmed that the use of IFRS will be required in 2011 for publicly accountable profit-oriented enterprises.  IFRS will replace Canada’s current GAAP for those enterprises.  These include listed companies and other profit-oriented enterprises that are responsible to large or diverse groups of stakeholders.  The official changeover date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  Companies will be required to provide comparative IFRS information for the previous fiscal year.  The Company is currently evaluating the impact of adopting IFRS.

Except for as noted above, the accounting policies and methods followed in the preparation of these unaudited interim consolidated financial statements are the same as those used in the audited financial statements for the year ended December 31, 2007.

3.	DEBENTURES
On March 12, 2008, the Company issued, by way of private placement, $1,435,294 senior unsecured debentures maturing on September 12, 2009 for gross proceeds of approximately $1,219,545 less issue fees and expenses of $66,262.  The senior unsecured debentures bear interest at an annual rate of 10.9% [effective rate of approximately 79% on the liability component], payable upon maturity.  Purchasers of the debentures also received warrants to purchase 5,072,395 common shares at any time before March 12, 2013 at an exercise price of $0.2759 per share.

Of the total amount of the financing, $385,798 was recorded as a liability.  The fair value of the warrants is estimated at $767,485 (net of expenses of $44,098), using the Black-Scholes option pricing model.  The assumptions used to calculate the fair value of the warrants are as follows:

Warrants
Expected volatility	67.7%
Risk-free interest rate	3.40%
Expected option life	5 years
Dividend yield	nil

The table below presents a summary of the offering:

	Proceeds ($)	Deferred financing fees ($)	Net ($)
Issuance of debentures	1,219,545	66,262	1,153,283
Warrants	(811,583)	(44,098)	(767,485)
Liability component of convertible debentures	407,962	22,164	385,798

The liability component will be accreted over time by a charge to the consolidated statement of loss and deficit for imputed interest at an effective rate of approximately 79% and at maturity will be equal to the face value of the debentures.

The table below presents a reconciliation of the valuation of the liability component from March 12, 2008 to March 31, 2008:

($)
Balance, March 12, 2008	385,798
Accrued interest	6,779
Imputed interest	15,613
Balance, March 31, 2008	408,190

PreMD First Quarter 2008 Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.	CONVERTIBLE DEBENTURES
On August 30, 2005, the Company completed a financing by way of a private placement of convertible debentures maturing on August 30, 2009, for gross proceeds of $9,827,616 (US$8,210,000) less issue fees and expenses of $913,000 (resulting in net proceeds of approximately $8,915,000). The unsecured debentures bear interest at an annual rate of 7% [effective rate of approximately 15% on the liability component], payable quarterly in cash or common shares at the Company’s option.  Interest payments made in cash amounted to nil in 2008 (2007 $30,273).

The number of common shares issuable in satisfaction of interest payments is dependent on the trading price of the shares at the time of the applicable interest payment date and is based on a fixed exchange rate of $0.8209.  The debentures are convertible into common shares at any time during the term, at the option of the holder, at $3.47 per share (subject to adjustment).  If all the debentures were converted to common shares it would result in the issuance of an additional 2,882,195 common shares.    Purchasers of the convertible debentures also received warrants to purchase 1,288,970 common shares at any time before August 30, 2010 at an exercise price of $3.57 per common share (subject to adjustment).  At any time after one year from the date of issuance of the warrants, the warrants may also be exercised by means of a cashless exercise by the holder.

On August 25, 2006, $475,441 [US$430,000] of the debentures were converted into 150,877 common shares of the Company, which resulted in a reclassification of $357,304 of the liability, $140,137 of the equity component of the convertible debentures and $22,000 of the deferred financing fees to capital stock.

Of the total amount of the financing, $5,917,209 was recorded as a liability using the residual method.  The fair value of the equity component of the convertible debentures at the date of grant is estimated at $2,393,145 (net of expenses of $228,292), using the Black-Scholes option pricing model.  The fair value of the warrants is estimated at $1,176,718 (net of expenses of $112,252), determined using the Black-Scholes option pricing model.

Additional financing expenses of $51,399 were incurred in 2006, of which $13,623 was allocated to the equity component of the convertible debentures and $6,698 was allocated to warrants based on their relative fair values.  The assumptions used to calculate the fair value of the equity component and the warrants are as follows:

	Equity component	Warrants
Expected volatility	42.7%	41.7%
Risk-free interest rate	3.35%	3.35%
Expected option life	4 years	5 years
Dividend yield	nil	nil

The table below presents a summary of the offering:

	Proceeds ($)	Deferred financing fees ($)	Net ($)
Issuance of convertible debentures	9,827,616	861,328	8,966,288
Equity component of convertible debentures	(2,621,437)	(228,292)	(2,393,145)
Warrants	(1,288,970)	(112,252)	(1,176,718)
Liability component of convertible debentures	5,917,209	520,784	5,396,425

The liability component will be accreted over time by a charge to the consolidated statement of loss and deficit for imputed interest at an effective rate of approximately 15% and at maturity will be equal to the face value of the debentures.  All cash repayments, default payments or redemptions of the principal under the debentures shall be made in U.S. dollars.

PreMD First Quarter 2008 Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The table below presents a reconciliation of the valuation of the liability component from December 31, 2007 to March 31, 2008:

($)
Balance, December 31, 2007	5,626,987
Changes in foreign exchange rates	273,858
Imputed interest	274,666
Balance, March 31, 2008	6,175,511

Amortization of deferred financing fees is included in imputed interest on convertible debentures.

5.	STOCK-BASED COMPENSATION
For stock options awarded to employees prior to January 1, 2003 but subsequent to January 1, 2002, pro forma disclosure of net loss and loss per share is provided as if these awards were accounted for using the fair value method.

The table below presents pro forma net loss and basic and diluted loss per common share as if stock options granted to employees between January 1, 2002 and December 31, 2002 had been determined based on the fair value method.

	Three months ended March 31,
	2008 $	2007 $
Net loss as reported	(1,682,789)	(1,589,195)
Estimated stock-based compensation costs	nil	(643)
Pro forma net loss	(1,682,789)	(1,589,838)
Pro forma basic and diluted loss per common share	$(0.07)	$(0.07)

The assumptions used to calculate the fair value of stock compensation expense using the Black-Scholes option pricing model for options granted in 2002 were approximately as follows:  expected volatility of 54.3%; risk free interest rate of 4.06%; expected dividend yield of nil; and an expected life of the options of five years.  Additional disclosure relating to stock-based compensation is provided in the Company’s financial statements as at and for the fiscal year ended December 31, 2007.

6.	CAPITAL STOCK AND CONTRIBUTED SURPLUS
a)	Authorized
                The authorized capital of the Company consists of an unlimited number of common shares, without nominal or par value, and an unlimited number of preferred shares, issuable in series.

b)	Issued and outstanding shares

		Stated	Contributed
	Number	value	surplus	Total
Common shares	#	$	$	$
Balance, December 31, 2007	25,214,342	29,120,655	3,098,928	32,219,583
Stock-based compensation expense	─	─	112,790	112,790
Issued as payment for interest	160,323	167,218	─	167,218
Balance, March 31, 2008	25,374,665	29,287,873	3,211,718	32,499,591

PreMD First Quarter 2008 Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

c)	Private placement
On March 12, 2008, the Company issued, by way of private placement, $1,435,000 senior unsecured debentures maturing on September 12, 2009 and 1,458,634 common share purchase warrants for gross proceeds of approximately $1,220,000.  Each common share purchase warrant expires in March 2013 and entitles the holder to acquire one common share at a price of $0.2759 per share.

d)	Warrants

		Weighted average
	Warrants	exercise price
	#	$
Balance, December 31, 2007	2,747,605	2.56
Granted	5,072,395	0.28
Balance, March 31, 2008	7,820,000	1.08

e)	Options

		Weighted average
	Shares	exercise price
	#	$
Balance, December 31, 2007	2,952,804	2.28
Granted	918,000	0.25
Expired	(374,304)	2.49
Balance, March 31, 2008	3,496,500	1.74

7.	CONSOLIDATED STATEMENTS OF CASH FLOWS
The net change in non-cash working capital balances related to operations comprise the following:

	Three months ended March 31
	2008 $	2007 $
Accounts receivable	(35,666)	(6,385)
Inventory	10,571	5,021
Prepaid expenses and other receivables	(216,987)	(10,718)
Investment tax credits receivable	175,000	(22,000)
Accounts payable and accrued liabilities	(44,368)	(987,385)
	(111,450)	(1,021,467)

8.	CAPITAL DISCLOSURES
Management’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern, to ensure a sufficient liquidity position to finance its research and development activities, general and administration expenses, working capital and capital expenditures, to provide an adequate return to shareholders, to meet external capital requirements on the Company’s debt and credit facilities and preserve financial flexibility in order to benefit from potential opportunities that may arise.

In the management of capital, the Company includes long-term debt and shareholders equity.   To maintain or adjust the capital structure, the Company may issue new shares, new debt acquire or dispose of assets or adjust the amount of cash and short-term investment balances held.  Management considers changes in economic conditions, risks that impact the consolidated operations and future significant capital investment opportunities in managing its capital.

The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy during the three months ended March 31, 2008.

PreMD First Quarter 2008 Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.	FINANCIAL INSTRUMENTS
The carrying values of cash and cash equivalents, short-term investments, accounts receivable, other receivables, accounts payable and accrued liabilities are considered to approximate their respective fair values due to their short-term nature.

Cash and cash equivalents are classified as held-for-trading.  The carrying value of these financial assets approximates their fair value.  Short-term investments are classified as held-to-maturity and are carried at amortized cost.  Market value approximates amortized cost.

Interest Rate and Foreign Exchange Risk
PreMD is exposed to market risk related to changes in interest and foreign currency exchange rates, each of which could adversely affect the value of our current assets and liabilities. Our cash is invested in short-term, high-grade securities with varying maturities. Since PreMD’s intention is to hold these securities to maturity, adverse changes in interest rates would not have a material effect on PreMD’s results of operations. PreMD also makes commitments with foreign suppliers for clinical trials and other services. Adverse changes in foreign exchange rates could increase the costs of these services. Changes in foreign exchange rates could also affect our ability to repay the convertible debentures since they are payable in U.S. dollars upon maturity in August 2009.

Liquidity Risk
The Company’s exposure to liquidity risk is dependent on purchasing commitments and obligations.  The Company is reliant on external funding to support its operations.  The Company controls liquidity risk through management of working capital, cash flows and the availability and sources of financing.  It also manages liquidity risk by continually monitoring actual and projected cash flows.

As at March 31, 2008, the Company has accounts payable and accrued liabilities of $1,030,968 and has cash and short-term investments of $1,391,220 to meet its current obligations.

10.	RELATED PARTY TRANSACTIONS
The President and CEO, the Vice President Finance and CFO and a director of the Company participated in the March 12, 2008 private placement of senior unsecured debentures (note 3).  Of the total gross proceeds of $1,219,545, the three officers and directors invested $125,000.

11.	COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS
The comparative consolidated financial statements for the period ended March 31, 2007 have been reclassified from statements previously presented to conform to the presentation of the March 31, 2008 consolidated financial statements.

PreMD First Quarter 2008 Report

SHAREHOLDER AND CORPORATE INFORMATION

Corporate Headquarters	Transfer Agent and Registrar

PreMD Inc.	Equity Transfer & Trust Company
4211 Yonge Street	200 University Avenue, Suite 400
Suite 615	Toronto, Ontario
Toronto, ON	T: 416-361-0930
M2P 2A9	www.equitytransfer.com
T: 416-222-3449
F: 416-222-3449	Shareholder services provided by the
www.premdinc.com	transfer agent:

Investor Relations Contact	- Change of address
- Eliminate multiple mailings
Ron Hosking, CA	- Transfer PreMD shares
Chief Financial Officer	- Other shareholder account inquiries
T: 416-222-3449
rhosking@premdinc.com
Auditors
General or Investor Inquiries
Ernst & Young LLP, Chartered Accountants
info@premdinc.com	Ernst & Young Tower
Toronto-Dominion Centre
Toronto, Ontario

Legal Counsel

Aird & Berlis LLP
181 Bay Street, Suite 1800
BCE Place
Toronto, Ontario

Mintz, Levin, Cohn, Ferris, Glovsky and
Popeo PC
One Financial Center
Boston, Massachusetts